UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of May, 2019

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	⊠	Form 40-F	⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	⃞	No	⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	⃞	No	⊠

Exhibit 99.1

Central Puerto: Ps. 1.2 Billion in Net Income, and Progress in New Thermal and Renewable Energy Projects

BUENOS AIRES, Argentina--(BUSINESS WIRE)--May 13, 2019--Central Puerto S.A (“Central Puerto” or the “Company”) (NYSE: CEPU), one of the largest private sector power generation companies in Argentina, as measured by generated power, reports its consolidated financial results for the First Quarter 2019 (“1Q2019”).

A conference call to discuss the results of the First Quarter 2019 will be held on May 14, 2019 at 13:00 Eastern Time (see details below). All information provided is presented on a consolidated basis, unless otherwise stated.

Financial statements as of and for the quarter ended on March 31, 2019 include the effects of the inflation adjustment, applying IAS 29. Accordingly, the financial statements have been stated in terms of the measuring unit current at the end of the reporting period, including the corresponding financial figures for previous periods informed for comparative purposes. Growth comparisons refer to the same period of the prior year, measured in the current unit at the end of the period, unless otherwise stated. Consequently, the information included in the Financial Statements for the quarter ended on March 31, 2018, is not comparable to the Financial Statements previously published by the company.

Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all the Company’s financial information. As a result, investors should read this release in conjunction with Central Puerto’s consolidated financial statements as of and for the quarter ended on March 31, 2019 and the notes thereto, which will be available on the Company’s website.

A. Highlights

1Q2019 energy generation increased 3% to 3,549 GWh, as compared to 3,444 GWh during the same period of 2018 (see section C. Main Operating Metrics), mainly due to a 2% increase in the hydro generation, and the energy generation from wind farms Achiras and La Castellana which started operation during the 3Q2018, partially offset by a 2% decrease in energy generation from thermal units.

Consolidated Net income and Net income for shareholders of Central Puerto, were Ps. 1,230 million and Ps. 1,260 million respectively (see section D. Financial).

“Despite of the difficulties in the business environment, during the first quarter we continued with the expansion of our new thermal and renewable energy projects, with good progress in all of them.

Although the changes in the regulatory framework will have an impact on our business in the short term, we believe that our new projects will more than offset the negative impact”

Jorge Rauber, CEO Central Puerto

Collections of the CVO trade receivables. The Company received the payments related to January and February 2019, corresponding to installments 11 and 12. As of today, Central Puerto continues in conversations with CAMMESA to collect the unpaid installments corresponding to the March-December 2018.

New Regulatory framework for Energía Base Units. On March 1, 2019 the Secretariat of Renewable Resources and Electric Market issued Res. 1/2019, which replaces the tariff scheme for the Energía Base energy generation units. The table below sets forth the tariffs to be applied starting on March 2019, by source of generation:

Items	Thermal	Hydro
Up to US$ 7,000 per MW per month
during December, January, February, June, July and August

Up to US$ 5,500 per MW per month
during March, April, May, September, October and November

Power capacity payments	These prices, are multiplied by a percentage, which depends on the	US$ 3,000 per MW per
Res. 1/19(1)	average Utilization Factor (UF) of each unit during the previous	month
last twelve months (mobile year):

• If UF >= 70%, the unit receives 100% of the price
• If the is between 30 and 70%, the machine receives UF*0.75+0.475 of the price (lineal proportion)
• If UF30%, unit receives 70% of the price
Energy payments Res. 1/19[2]	US$ 5.4 per MWh for generation with natural gas US$ 8.4 per MWh for generation with fuel oil/gas oil	US$ 4.9 per MWh

1 Effective prices for capacity payment depended on the availability of each unit, and the achievement of the Guaranteed Bid Capacity (DIGO in Spanish) that each generator may send to CAMMESA twice a year. For further details, see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme” in the annual report on Form 20-F filed with the SEC on April 30, 2019.
2 Energy payments above mentioned includes the tariffs for energy generated and energy operated as mentioned in Res. SRRyME 1/2019.

Loan facility by KFW. On March 26, 2019 the Company, entered into a loan agreement with Kreditanstalt für Wiederaufbau (“KfW”) for an amount of US $ 56,000,000 to finance the Luján de Cuyo project. To secure the obligations under the loan agreement with KfW, the company has agreed to maintain a cash reserve account pledged in favor of KfW. The loan agreement also contains other customary covenants and events of default for facilities of this type and is governed by German law. The disbursement of this loan is expected to happen by the end of this month.

Progress on the cogeneration projects. During the period, the Company continued with the construction of the Luján de Cuyo (93MW) and Terminal 6-San Lorenzo (330 MW) cogeneration projects, which will increase the current installed capacity more than 11%.

Renewable energy

Term Market form Renewable Energy (MATER). As of the date of this release, Central Puerto has already signed long-term PPA contracts with private customers for 61% of the estimated energy generation capacity of the term market projects (considering the median -Percentile 50%- of the expected energy production) developed under Resolution No. 281-E/17 regulatory framework, which are currently under construction. The Company expects that La Castellana II (15.75 MW) and La Genoveva II projects (41.8 MW) will start their commercial operations during the 3Q2019.

B. Recent news

Brigadier López Power Plant. On February 27, 2019, Central Puerto was notified that it had been awarded the IEASA Bid called by IEASA to acquire the Central Termoeléctrica Brigadier López power plant and certain assets and liabilities relating to such plant.

The acquisition of the Brigadier López Power Plant was subject to the satisfaction of certain conditions that had to occur prior to April 1, 2019. Since some of those conditions to the IEASA Bid have not been satisfied, Central Puerto and IEASA are negotiating, among other things on a new closing date.

C. Main operating metrics

The table below sets forth key operating metrics for 1Q2019, compared to 4Q2018 and 1Q2018:

Key Metrics	1Q 2018	4Q 2018	1Q 2018	Var % (4Q/4Q)
Continuing Operations
Energy Generation (GWh)	3,549	3,471	3,440	3%
-Electric Energy Generation-Thermal	2,547	2,413	2609	(2%)
-Electric Energy Generation - Hydro	846	893	831	2%
-Electric Energy Generation - Wind	156	165	-	N/A
Installed capacity (MW; EoP1)	3,810	3,810	3,810	N/A
-Installed capacity -Thermal (MW)	2,222	2,222	2,222	N/A
-Installed capacity - Hydro (MW)	1,441	1,441	1,441	N/A
-Installed capacity - Wind (MW)	147	147	147	N/A
Availability - Thermal[2]	92%	94%	94%	-2 p.p.
Steam production (thousand Tons)	277	256	275	1%

Source: CAMMESA ; company data.
1 EoP refers to “End of Period”
2 Availability weighted average by power capacity. Off-time due to scheduled maintenance agreed with CAMMESA is not included in the ratio.

In the 1Q2019, energy generation from continuing operations increased 3% to 3,549 GWh, compared to 1Q2018, mainly due to a 2% increase in the hydro generation. This increase was partially offset by a 2% decrease in energy generation from thermal units. Additionally, during 3Q2018, La Castellana I (99 MW) and Achiras I (48 MW) wind farms commenced their commercial operations. During 1Q2019 these plants generated and sold, under the RenovAr Program, a total of 156 GWh.

During 1Q2019, machine availability of thermal units was 92%, compared to 94% in 1Q2018, showing a sustained level and well above the market average availability for thermal units for the same period of 79%, according to data from CAMMESA.

Finally, steam production showed an increase of 1% totaling 277,000 tons produced during 1Q2019 compared to 275,000 tons during the 1Q2018, due to higher demand by our client.

D. Financials

Main financial magnitudes of continuing operations

Million Ps.	1Q2019	1Q2018	Var %
Revenues	6,236	2,861	118%
Cost of sales	(3,651)	(1,386)	163%
Gross profit	2,585	1,475	75%
Administrative and selling expenses	(455)	(320)	42%
Operating income before other operating results	2,130	1,155	84%
Other operating results, net[1]	2,883	12,992	(78%)
Operating income	5,014	14,147	(65%)
Depreciation and Amortization	472	329	44%
Adjusted EBITDA[2]	5,486	14,476	(62%)
Which includes • CVO effect	-	12,315	N/A
• Foreign Exchange Difference and interests related to FONI trade receivables	2,925	95	2,971%
Average exchange rate of period	39.92	19.68	103%
Exchange rate end of period	43.35	20.15	115%

NOTE: Exchange rates quoted by the Banco de la Nación Argentina are provided only as a reference. The average exchange rate is calculated as the average of the daily exchange rates quoted by the Banco de la Nación Argentina for wire transfers (divisas) for each period.

Adjusted EBITDA Reconciliation

Million Ps.	1Q2019	1Q2018	Var %
Consolidated Net income for the period[2]	1,230	10,900	(89%)
Result from exposure to the change in purchasing power of the currency	1,334	310	330%
Financial expenses	1,474	672	119%
Financial income	(382)	(265)	44%
Share of the profit of an associate	(97)	(164)	(41%)
Income tax expenses	1,455	3,003	(52%)
Net income of discontinued operations	-	(309)	(100%)
Depreciation and amortization	472	329	44%
Adjusted EBITDA[1,2]	5,486	14,476	(62%)
Which includes: • CVO effect	-	12,315	N/A
• Foreign Exchange Difference and interests related to FONI trade receivables	2,925	95	2,971%

1Q 2019 Results Analysis

Revenues from continuing operations increased 118% to Ps. 6,236 million in the 1Q2019, as compared to Ps. 2,861 million in the 1Q2018. The increase in revenues was mainly driven by:

(i) an increase in the exchange rate for the 1Q2019 higher than the inflation for the period, which impacted tariffs set in US dollars, in terms of argentine pesos current at the end of the reporting period. As a reference, during the twelve-month period ended on March 31 2019, the foreign exchange rate increased 115%, while the inflation rate for the same period was 55%,

(ii) an increase in fuel remuneration for units under Energía Base regulatory framework (and other related concepts), which amounted to Ps. 2,528 million during the 1Q2019, mainly because of income in accordance to Res. 70/18, in some of the units under the Energía Base regulatory framework (see “—Factors Affecting Our Results of Operations—Our Revenues—The Energía Base”), compared to Ps.245 million during the 1Q2018,

(iii) a 540% increase in the Sales under contracts, which amounted to 518 million during the 1Q2019, as compared to Ps. 81 million in the 1Q2018, mainly due to the energy generation of wind farms Achiras and La Castellana, which started operation during the 3Q2018, and

(iv) Ps. 83 million in the 1Q2019 from Revenues from the CVO thermal plant management, which started operations on March 20, 2018.

This was partially offset by the decrease in energy and power prices for units under the Energy Base Regulatory framework established by Res. 1/19 (see section A. Highlights), starting on March 1, 2019.

Gross profit increased 75% to Ps. 2,585 million, compared to Ps. 1,475 million in 1Q2018. This increase was due to (i) the above-mentioned increase in revenues, which was partially offset by an increase in costs of sales that totaled Ps. 3,651 million, a 163% increase as compared to Ps. 1,386 million in the 1Q2018. The increase in the cost of sales was primarily driven by:

(i) An increase in the purchase of fuel (and related concepts), which totaled Ps. 2,306 million during the 1Q2019, as compared to Ps. 356 million in the 1Q2018, due to:
a. The cost of the self-supplied fuel purchased in accordance to Res. 70/18 described above;
b. a higher price of natural gas used in the units that generate steam or electric energy under the Energía Plus framework, mainly due an increase in the exchange rate for 2018 that was higher than the inflation for the period, which impacted in the US dollars denominated price of natural gas, in terms of argentine pesos current at the end of the reporting period. As a reference, during the twelve-month period ended on March 31 2019, the foreign exchange rate increased 115%, while the inflation rate for the same period was 55%,

(ii) a 34% increase in non-fuel-related costs of production, which totaled Ps. 1,394 million in the 1Q2019, as compared to Ps. 1,042 million in the 1Q2018, mainly due to (i) a 61% increase in maintenance costs totaling Ps. 169 million, and (ii) a 59% increase in depreciations due to the increase in property, plant and equipment related to the new thermal and renewable energy projects.

Gross Profit Margin reached 41% during 1Q2019, as compared to 52% in the 1Q2018. This change was mainly related to the effect of Res. 70/18, which increased both the income and the cost of energy production from thermal units.

Operating income before other operating results, net, increased 84% to Ps. 2,130 million, compared to Ps. 1,155 million in the 1Q2018. This increase was due to (i) the above-mentioned increase in gross profits, and (ii) a less-than-proportional increase in administrative and selling expenses that totaled Ps. 455 million, a 42% increase as compared to Ps. 320 million in the 1Q2018. This increase was mainly driven by (i) a 73% increase in taxes on bank account transactions, due to increased revenues, costs and capital expenditures completed during the period, (ii) a 27% increase in compensation to employees, mainly due to a higher profit sharing bonds for the personnel pursuant to Section 33 of the Bylaws, related to the net income during 2018, as compared to 2017, and (iii) Ps. 57 million in maintenance expenses mainly as a result of civil works conducted on the office buildings conducted during the 1Q2019.

Adjusted EBITDA was Ps. 5,486 million in the 1Q2019, compared to Ps. 14,476 million in the 1Q2018, which included a Ps. 12,315 million gain during the 1Q2018 from a one-time-gain from the CVO Commercial Operation Approval (the “CVO effect”). Without taking into account this extraordinary gain, the result of increase would have been 154%. This variation was driven by (i) the increase in operating results before other operating income, net mentioned above; (ii) Ps. 2,917 million during the 1Q2019, as compared to Ps. 506 million from the foreign exchange difference and interest accrued on the trade receivables denominated in US dollars, mainly from FONI trade receivables; (iv) the increase in depreciations and amortizations, which totaled Ps. 472 million during the 1Q2019, as compared to Ps. 329 million in the 1Q2018.

Consolidated Net income was Ps. 1,230 million or Ps. 0.82 per share, in the 1Q2019, compared to Ps. 10,900 million or Ps. 7.25 per share, in the 1Q2018, which included a Ps. 12,315 million gain during the 1Q2018 from a one-time-gain from the CVO Commercial Operation Approval (the “CVO effect”). In addition to the above-mentioned factors, net income was (i) negatively impacted by higher financial expenses that amounted to Ps. 1,474 million in the 1Q2019, compared to Ps. 672 million in the 1Q2018, and (ii) positively impacted by higher financial income which amounted to Ps. 382 million during the 1Q2019, compared to Ps. 265 million in the 1Q2018, in each case under (i) and (ii), mainly due to the foreign exchange difference over US dollar denominated debt and financial assets (which excludes FONI and other trade receivables). Additionally, the results from discontinued operation during 1Q2018, when the La Plata Plant was sold, were Ps. 309 million, and the results from the share of profit of associates decreased to Ps. 97 million in the 1Q2019, as compared to Ps. 164 million in the 1Q2018, mainly due to weaker results from the operations of Ecogas.

Finally, loss from exposure to the change in the purchasing power of the currency totaled Ps. 1,334 million during the 1Q2019, as compared to Ps. 310 million in the 1Q2018.

FONI collections increased to Ps. 813 million in the 1Q2019, compared to Ps. 156 million in 1Q2018 -both including VAT- (equivalent to approximately US$ 19 million and US$ 4 million, respectively, at the exchange rate as of March 31, 2018), in both cases associated to the FONI trade receivables for San Martín, Manuel Belgrano, and Vuelta de Obligado Plants, (from which we received the payments related to January and February 2019, corresponding to installments 11 and 12). Regarding the CVO trade receivables, as of today, Central Puerto continues in conversations with CAMMESA to collect the unpaid installments corresponding to the March-December 2018.

Financial Situation

As of March 31, 2019, the Company and its subsidiaries had Cash and Cash Equivalents of Ps. 232 million, and Other Current Financial Assets of Ps. 2,085 million.

Loans and borrowings totaling Ps. 6,607 million were received mainly by Central Puerto’s subsidiaries CP Achiras and CP La Castellana, to finance the construction of La Castellana I and Achiras I wind farms. From these, Ps. 689 million were current (due date of less than one year), and Ps. 5,918 million were non-current. The IFC-IIC facilities have to be repaid in 52 quarterly equal installments started to be paid on February 2019 in the case of CP La Castellana, and on May 2019, in the case of CP Achiras.

Million Ps.		As of March 31, 2019
Cash and cash equivalents		126
Other financial assets		1,833
Financial Debt		0
Subtotal Individual Net Cash Position		1,959
Cash and cash equivalents of subsidiaries		106
Other financial assets of subsidiaries		252
Financial Debt of subsidiaries Composed of:		(6,607)
Financial Debt of subsidiaries (current)	(689)
Financial Debt of subsidiaries (non-current)	(5,918)
Subtotal Subsidiaries Net Cash Position		(6,249)
Consolidated Net Cash Position		(4,290)

Cash Flows of the 1Q 2019

Million Ps.	1Q2019 ended March 31, 2019
Cash and Cash equivalents at the beginning	257
Net cash flows provided by operating activities	2,330
Net cash flows used in investing activities	(2,177)
Net cash flows used in financing activities	(301)
Exchange difference and other financial results	115
Results due to exposure to the change in the purchasing power of the currency generated by cash and cash equivalents	8
Cash and Cash equivalents at the end	232

Net cash provided by operating activities was Ps. 2,330 million during the 1Q2019. This cash flow arises from (i) Ps. 5,014 million from the operating income from continuing operations obtained during the 1Q2019, minus (ii) the non-cash items included in it, including Ps. 2,917 million from foreign exchange difference and interests on trade receivables; and (iii) Ps. 409 million from income tax paid.

Net cash used in investing activities was Ps. 2,177 million in the 1Q2019. This amount was mainly due to (i) payments that amounted to Ps. 2,317 million for the purchase of property, plant and equipment for the construction of the renewable energy projects, and thermal cogeneration units Terminal 6 and Luján de Cuyo. This was partially offset by (i) Ps. 140 million obtained by the sale of short-term financial assets, net.

Net cash used by financing activities was Ps. 301 million in the 1Q2019. The main financing activities during the 1Q2019 were the repayment of the loans, plus the accrued interest and financial expenses, mainly from the loans received by CP Achiras and CP La Castellana, for the construction of the Achiras I and La Castellana I wind farms for a net amount of Ps. 354 million.

E. Tables

a. Consolidated Income Statement

	1Q 2019	1Q 2018
	Thousand Ps.	Thousand Ps.

Revenues	6,235,792	2,861,120
Cost of sales	(3,650,749)	(1,385,877)
Gross income	2,585,043	1,475,243

Administrative and selling expenses	(454,552)	(319,914)
Other operating income	2,916,680	709,824
Other operating expenses	(33,636)	(32,417)

CVO receivables update	-	12,314,618
Operating income	5,013,535	14,147,354

Loss on net monetary position	(1,333,789)	(309,892)
Finance Income	382,376	264,650
Finance Expenses	(1,473,983)	(672,198)
Share of the profit of associates	96,668	163,998
Income before income tax form continuing operations	2,684,807	13,593,912
Income tax for the period	(1,454,832)	(3,002,989)
Net income for the period from continuing operations	1,229,975	10,590,923

DISCONTINUED OPERATIONS

Net income for the period from discontinued operations	-	308,705
Net income for the period	1,229,975	10,899,628

Attributable to:
Equity holders of the parent	1,260,053	10,966,539
Non-controlling interests	(30,078)	(66,911)
	1,229,975	10,899,628

Earnings per share:
Basic and diluted (Ps.)	0.82	7.25
Earnings per share from continuing operations:
Basic and diluted (ARS)	0.82	7.04

b. Consolidated Statement of Financial Position

	As of March 31, 2019	As of December 31, 2018
	Thousand Ps.	Thousand Ps.
Assets
Non-current assets
Property, plant and equipment	27,161,972	25,225,630
Intangible assets	2,398,008	2,498,317
Investment in associates	2,322,576	2,233,704
Trade and other receivables	18,132,403	18,635,219
Other non-financial assets	274,790	249,215
Inventories	82,382	83,484
	50,372,131	48,925,569
Current assets
Inventories	297,395	246,914
Other non-financial assets	444,375	553,447
Trade and other receivables	12,718,798	11,825,044
Other financial assets	2,085,232	2,196,027
Cash and cash equivalents	231,910	257,032
	15,777,710	15,078,464
Total assets	66,149,841	64,004,033

Equity and liabilities
Capital stock	1,514,022	1,514,022
Adjustment to capital stock	12,968,145	12,968,145
Legal and other reserves	428,549	428,549
Voluntary reserve	4,925,261	4,925,261
Retained earnings	17,708,522	16,448,469
Equity attributable to shareholders of the parent	37,544,499	36,284,446
Non-controlling interests	541,833	522,760
Total Equity	38,086,332	36,807,206

Non-current liabilities
Other non-financial liabilities	2,133,020	2,189,604
Other loans and borrowings	5,918,259	5,816,970
Borrowings from CAMMESA	1,074,223	1,122,593
Compensation and employee benefits liabilities	147,757	165,957
Deferred income tax liabilities	5,349,405	5,358,018
	14,622,664	14,653,142
Current liabilities
Trade and other payables	2,671,669	1,933,661
Other non-financial liabilities	1,856,879	1,856,573
Borrowings from CAMMESA	1,788,404	2,026,438
Other loans and borrowings	688,643	751,896
Compensation and employee benefits liabilities	402,564	437,240
Income tax payable	5,471,673	4,937,070
Provisions	561,013	600,807
	13,440,845	12,543,685
Total liabilities	28,063,509	27,196,827
Total equity and liabilities	66,149,841	64,004,033

c. Consolidated Statement of Cash Flow

	1Q 2019	1Q 2018
	Thousand Ps.	Thousand Ps.
Operating activities
Net Income for the period before income tax from continuing operations	2,684,807	13,593,912
Net Income for the period before income tax from discontinued operations	-	367,542
Net Income for the period before income tax	2,684,807	13,961,454

Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant and equipment	375,128	236,620
Amortization of intangible assets	105,737	92,099
Discount of trade and other receivables and payables, net	(894)	545
CVO receivables update	-	(12,314,618)
Interest earned from customers	(309,406)	(147,543)
Financial income	(382,376)	(264,650)
Financial expenses	1,473,983	672,198
Share of the profit of associates	(96,668)	(163,998)
Stock-based payments	5,481	1,971
Movements in provisions and long-term employee benefit plan expenses	33,705	34,816
Trade receivables foreign exchange difference	(2,607,274)	(358,785)
Income from the sale of La Plata plant	-	(523,681)
Loss on net monetary position	(1,463,843)	(517,930)

Working capital adjustments:
Increase in trade and other receivables	2,047,575	917,383
(Increase) Decrease in other non-financial assets and inventories	34,117	(899,875)
Increase in trade and other payables, other non-financial liabilities and liabilities from employee benefits	618,595	419,898
	2,518,667	1,145,904
Interest received from customers	219,453	8,852
Income tax paid	(408,554)	(215,156)
Net cash flows provided by operating activities	2,329,566	939,600

Investing activities
Purchase of property, plant and equipment	(2,316,718)	(720,128)
Cash flows generated from the sale of La Plata plant	-	699,625
Dividends received	-	426,139
Sale of available-for-sale assets, net	139,629	(923,063)
Net cash flows used in investing activities	(2,177,089)	(517,427)

Financing activities
Short term loans (settlements) proceeds, net	10,057	(425)
Long term loans received	-	2,676,797
Long term loans paid	(159,253)	(1,558,626)
Interests and other loan costs paid	(195,054)	(55,576)
Contributions from non-controlling interests	43,670	14,687
Net cash flows used in by financing activities	(300,580)	1,076,857

Net decrease (increase) in cash and cash equivalents	(148,103)	1,499,030
Exchange difference and other financial results	115,465	42,948
Monetary results effect on cash and cash equivalents	7,516	172,460
Cash and cash equivalents as of January 1	257,032	146,279
Cash and cash equivalents as of March 31	231,910	1,860,717

F. Information about the Conference Call

There will be a conference call to discuss Central Puerto’s the 2018 results on March 13, 2019 at 13:00 New York Time / 14:00 Buenos Aires Time.

The hosts will be Mr. Jorge Rauber, Chief Executive Officer, and Mr. Fernando Bonnet, Chief Financial Officer. To access the conference call, please dial:

United States Participants (Toll Free) : +1-888-317-6003
Argentina Participants (Toll Free) : 0800-555-0645
International Participants : +1-412-317-6061
Passcode : 3449512

The Company will also host a live audio webcast of the conference call on the Investor Relations section of the Company's website at www.centralpuerto.com. Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. The call will be available for replay until May 13, 2020 at +1-412-317-0088 with access code #10131451 and on the Company website under the Investor Relations section.

You may find additional information on the Company at:

  http://investors.centralpuerto.com/
  www.sec.gov
  www.cnv.gob.ar

Glossary

In this release, except where otherwise indicated or where the context otherwise requires:

  “CAMMESA” refers to Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima;
  “CVP” refers to Variable Cost of Production of producing energy, which may be declared by the generation companies to CAMMESA;
  “CVO effect” refers to the CVO receivables update, and interests triggered by the CVO Plant Commercial Operation Approval, which generated a Ps. 11,017 million one-time-gain accrued during the 1Q2018;
  “Ecogas” refers collectively to Distribuidora de Gas Cuyana (“DGCU”), and its controlling company Inversora de Gas Cuyana (“IGCU”) and Distribuidora de Gas del Centro (“DGCE”), and its controlling company Inversora de Gas del Centro (“IGCE”);
  “Energía Base” (legacy energy) refers to the regulatory framework established under Resolution SE No. 95/13, as amended, and, since February 2017, regulated by Resolution SEE No. 19/17;
  “FONINVEMEM” or “FONI”, refers to the Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the Fund for Investments Required to Increase the Electric Power Supply) and Similar Programs, including Central Vuelta de Obligado (CVO) Agreement;
  “MATER”, refers to Mercado a Término de Energía Renovable, is the regulatory framework that allows generators to sell electric energy from renewable sources directly to large users.
  “p.p.”, referes to percentage points;
  “TGM” refers to Transportadora de Gas del Mercosur S.A.;

Disclaimer

Rounding amounts and percentages: Certain amounts and percentages included in this release have been rounded for ease of presentation. Percentage figures included in this release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this release may not sum due to rounding.

This release contains certain metrics, including information per share, operating information, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

OTHER INFORMATION

Central Puerto routinely posts important information for investors in the Investor Relations support section on its website, www.centralpuerto.com. From time to time, Central Puerto may use its website as a channel of distribution of material Company information. Accordingly, investors should monitor Central Puerto’s Investor Support website, in addition to following the Company’s press releases, SEC filings, public conference calls and webcasts. The information contained on, or that may be accessed through, the Company’s website is not incorporated by reference into, and is not a part of, this release.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”) that constitute forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘expect’’, ‘‘should’’, ‘‘plan’’, ‘‘intend’’, ‘‘will’’, ‘‘estimate’’ and ‘‘potential’’, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.

Statements regarding possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition, expected power generation and capital expenditures plan, are examples of forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and the Company’s business can be found in the Company’s public disclosures filed on EDGAR (www.sec.gov).

Adjusted EBITDA

In this release, Adjusted EBITDA, a non-IFRS financial measure, is defined as net income for the year, plus finance expenses, minus finance income, minus share of the profit of associates, minus depreciation and amortization, plus income tax expense, plus depreciation and amortization, minus net results of discontinued operations.

Adjusted EBITDA is believed to provide useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the Company’s management team to evaluate the financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA is frequently used by securities analysts, investors and other parties to evaluate companies in the industry. Adjusted EBITDA is believed to be helpful to investors because it provides additional information about trends in the core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on the results.

Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

• Adjusted EBITDA does not reflect changes in, including cash requirements for, our working capital needs or contractual commitments;

• Adjusted EBITDA does not reflect our finance expenses, or the cash requirements to service interest or principal payments on our indebtedness, or interest income or other finance income;

• Adjusted EBITDA does not reflect our income tax expense or the cash requirements to pay our income taxes;

• although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements;

• although share of the profit of associates is a non-cash charge, Adjusted EBITDA does not consider the potential collection of dividends; and

• other companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Company’s consolidated financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, net income. For a reconciliation of the net income to Adjusted EBITDA, see the tables included in this release.

CONTACT:
Chief Financial Officer
Fernando Bonnet
Investor Relations Officer
Tomás Daghlian
Tel (+54 11) 4317 5000 ext.2192
inversores@centralpuerto.com
www.centralpuerto.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: May 13, 2019	By:	/s/ LEONARDO MARINARO
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact